April 3, 2020

Howard Lutnick
Chief Executive Officer
RODIN GLOBAL PROPERTY TRUST, INC.
110 E. 59th Street
New York, NY 10022

       Re: RODIN GLOBAL PROPERTY TRUST, INC.
           Registration Statement on Form S-11
           Filed March 20, 2020
           File No. 333-237327

Dear Mr. Lutnick:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-11 filed on March 20, 2020

General

1. We note that you incorporate by reference your Form 10-K for the fiscal year ended
       December 31, 2019; however, the Form 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not be in a position to accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act
       Forms Question 123.01 for guidance.
2. We note you indicate that you have adopted a share repurchase program. We also note your affiliation with Cantor Fitzgerald. Please provide us with a detailed analysis of what exemption, if any is required, would be available for Cantor Fitzgerald's activities under
 Howard Lutnick
RODIN GLOBAL PROPERTY TRUST, INC.
April 3, 2020
Page 2
         your repurchase program. We may have further comment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact David Link at (202) 551-3356 or Pam Howell at (202) 551-3357 with any questions.



FirstName LastNameHoward Lutnick           Sincerely,
Comapany NameRODIN GLOBAL PROPERTY TRUST, INC.
                                           Division of Corporation Finance
April 3, 2020 Page 2                       Office of Real Estate & Construction
FirstName LastName